Exhibit 4.6
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Etsy, Inc. ("Etsy") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.001 per share.
The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. This summary is qualified in its entirety by reference to the full text of Etsy's amended and restated certificate of incorporation (the "certificate of incorporation") and Etsy's amended and restated bylaws (the "bylaws"), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, and the applicable provisions of Delaware General Corporation Law.
General
Under the certificate of incorporation, Etsy is authorized to issue up to 1,400,000,000 shares of common stock, par value $0.001 per share, and up to 25,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock are currently outstanding. The board of directors of Etsy (the "Board") may establish the rights and preferences of the preferred stock from time to time.
No Preemptive, Redemption or Conversion Rights
Holders of shares of common stock have no preemptive rights. The common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call.
Voting Rights
Holders of shares of common stock have one vote per share on each matter submitted to a vote of holders of common stock. Holders of shares of common stock do not have cumulative voting rights.
Board of Directors
The Board is divided into three classes, as nearly equal in number as possible, each serving staggered three-year terms. The total number of directors authorized to serve on the Board at any time will be fixed by a resolution adopted by a majority of the whole Board.

Dividend Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends and other distributions in cash, stock or property of Etsy when, as and if declared by the Board out of assets or funds of Etsy legally available therefor.
Liquidation, Dissolution or Similar Rights
In the event of Etsy's dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Anti-Takeover Provisions
Etsy is governed by the provisions of Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person became an interested stockholder, subject to certain exceptions.
In addition, the certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing a change in control of Etsy or a change in management, including:
Board of Directors. The certificate of incorporation and bylaws authorize only the Board to fill vacant directorships. In addition, the number of directors constituting the Board may be set only by resolution adopted by a majority vote of the whole Board. The certificate of incorporation and bylaws further provide that the Board is classified into three classes of directors, each of whom will hold office for a three-year term. Stockholders are not permitted to cumulate their votes for the election of directors. In addition, directors may be removed from the Board only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of Etsy entitled to vote thereon.
No Action by Stockholder Consent. The certificate of incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of Etsy from being taken by the written consent of stockholders without a meeting.
Power to Call Special Stockholder Meeting. Pursuant to the certificate of incorporation, special meetings of the stockholders may be called at any time only by the majority of the whole Board, the Chair of the Board or the Chief Executive Officer, and no one else may call special meetings.

Stockholder Proposals and Nominations. The bylaws provide advance notice procedures for stockholders seeking to bring business before Etsy's annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. The bylaws also specify certain requirements regarding the form and content of a stockholder's notice.
Undesignated Preferred Stock. The Board has the authority, without further action by the holders of common stock, to issue undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that Etsy may designate and issue in the future.
Choice of Forum
Under the certificate of incorporation, unless Etsy consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Etsy, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Etsy to Etsy or Etsy's stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, or (4) any action asserting a claim governed by the internal affairs doctrine.